SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – RI 21/14

Copel acquires Wind Power Projects

     Companhia Paranaense de Energia - COPEL, in accordance with CVM Instruction 358/2002, hereby informs its shareholders and the market in general that the Board of Directors approved today, at the 127th Extraordinary Meeting, the acquisition of 100% of the projects of the Santos Wind Farm Complex, belonging to Rodrigo Pedroso Energia Ltda – RPE Energia, located in the state of Rio Grande do Norte.

     The Santos Wind Farm Complex is composed of six wind farms, whose power is expected to be sold at the 20th New Energy Auction (A-5) scheduled for November 28, 2014.

Wind Farm	Installed Capacity (MW)	Assured Power (average MW)	Stake (%)	Wind farm location

São Bento do Norte I	25.2	9.7	100% COPEL	São Bento do Norte (RN)
São Bento do Norte II	23.1	10.0
São Bento do Norte III	23.1	9.6
São Miguel I	21.0	8.7
São Miguel II	21.0	8.4
São Miguel III	21.0	8.4
Total	134.4	54.8

     The projects are located in the same geographic region of COPEL’s wind farm complexes which are under construction, allowing synergy gains between the administrative structure and operations and maintenance.

     With the acquisition, COPEL now has projects which totalize 545.4MW of installed capacity in its portfolio, in addition to the 526.1 MW in installed capacity under construction.

Curitiba, Brazil, November 17, 2014.

Marcos Domakoski
Chief Corporate Management Officer and Interim Chief Financial and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 18, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.